SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       The Securities Exchange Act of 1934



For the Collection Period ending 28 February 2001.


                  SECURITISATION ADVISORY SERVICES PTY LIMITED,
                as manager of the Series 2000-2G Medallion Trust
              -----------------------------------------------------
                 (Translation of registrant's name into English)


              Level 8, 48 Martin Place, Sydney, NSW 2000 Australia
              -----------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F __X__   Form 40-F__ __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____    No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____________________

OTHER EVENTS

On September 14, 2000 Perpetual Trustee Company Limited, in its capacity as Issuer Trustee (the Issuer Trustee) of the Series 2000-2G Medallion Trust (the Trust), publicly issued US$1,060,200,000 of Class A-1 Mortgage Backed Floating Rate Notes due December 18, 2031 (the Notes) pursuant to a registration statement (No. 333- 44600 ) declared effective on August 30, 2000. Securitisation Advisory Services Pty Limited was the manager for the issuance of the Notes. Securitisation Advisory Services Pty Limited granted the underwriters a discount of US$1,590,300 in connection with the sale of the Notes. The Issuer Trustee used the net proceeds from the sale of the Notes, which amounted to US $1,058,609,700 to acquire equitable title to the housing loans and related mortgages included in the assets of the Trust from Commonwealth Bank of Australia and for general expenses relating to the Trust, including any premiums payable to any of the swap providers for the Trust.

On December 18, 2000, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

On March 19, 2001, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Manager for the Series 2000-2G Medallion Trust, by the undersigned, thereunto duly authorised.


                              Securitisation Advisory Services Pty Limited,
                              As Manager for the Series 2000-2G Medallion Trust,
                              --------------------------------------------------
                              (Registrant)



Dated: 22 March, 2001                     By:
                                             -----------------------------------

                                             Name: Tim See
                                                  ------------------------------

                                             Title: Authorised Officer
                                                   -----------------------------

                                 EXHIBIT INDEX



Exhibit                 Description
------------            --------------------------------------------------------

99.1 The Quarterly Servicing Report for the Distribution Date on March 19, 2001.

99.2                    Required Collateral Information

                                                                    EXHIBIT 99.1

SERIES 2000-2G MEDALLION TRUST QUARTERLY SERVICERS CERTIFICATE

Quarterly Summary Distribution Details
--------------------------------------------------------------------------------

REPORTING DATES

     Closing Date                                                      14-Sep-00
     Determination Date                                                01-Mar-01
     Notice Date                                                       16-Mar-01
     Distribution Date                                                 19-Mar-01
     Start Accrual Period                                              18-Dec-00
     End Accrual Period                                                19-Mar-01
     No. Of Days in Accrual Period                                            91
     Start Collection Period                                           01-Dec-00
     End Collection Period                                             28-Feb-01
     No. Of Days in Collection Period                                         90
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
SECURITIES ON ISSUE
                                   No. of     Initial Invested  Initial Invested
                                Certificates    Amount (US$)       Amount (A$)
                                ------------  ----------------  ----------------

  Class A-1 Notes                    10,602   1,060,200,000.00   1,884,800,000
  Class A-2 Notes                     4,000                n/a     400,000,000
  Class B Notes                         270                n/a      27,000,000
  Redraw Bond - series 1                  0                n/a
                                                                             -
  Redraw Bond - series 2                  0                n/a
                                                                             -
  US$/A$ exchange rate at issue      0.5625

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
INTEREST RATE FOR ACCRUAL PERIOD
                                                      Bank    Interest  Interest
                                                    Bill Rate  Margin     Rate
                                                    --------- --------  --------
 Class A-1 Notes (payable to
   Currency Swap provider)                           6.1633%   0.3724%   6.5357%
      Class A-2 Notes                                6.1633%   0.3700%   6.5333%
      Class B Notes                                  6.1633%   0.5700%   6.7333%
      Redraw Bond - series 1                         0.0000%   0.0000%   0.0000%
      Redraw Bond - series 2                         0.0000%   0.0000%   0.0000%

 BBSW Interest & Unpaid Interest Rate for Accrual    6.1633%
 Period
 Facilities BBSW                                     6.1633%

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
DISTRIBUTIONS PAYABLE ON DISTRIBUTION DATE
                                                  Per Cert.          Aggregate
                                                  ---------          ---------
     Total Interest Amount:
        Class A-1 Notes                            2,744.68       29,099,044.35
        Class A-2 Notes                            1,543.31        6,173,240.00
        Class B Notes                              1,668.18          450,408.60
        Redraw Bond - series 1                         -                   -
        Redraw Bond - series 2                         -                   -

     Principal:
        Class A-1 Notes                            9,055.23       96,003,607.36
        Class A-2 Notes                            5,093.57       20,374,280.00
        Class B Notes                                381.99          103,137.30
        Redraw Bond - series 1                         -                   -
        Redraw Bond - series 2                         -                   -

     Total:
        Class A-1 Notes                           11,799.91      125,102,651.71
        Class A-2 Notes                            6,636.88       26,547,520.00
        Class B Notes                              2,050.17          553,545.90
        Redraw Bond - series 1                         -                   -
        Redraw Bond - series 2                         -                   -
        Total                                     20,486.96      152,203,717.61

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
POOL FACTORS                                          Last             Current
                                                  Distribution      Distribution
                                                      Date              Date
                                                  ------------      ------------

        Class A-1 Notes                            0.94748750        0.89655180
        Class A-2 Notes                            0.94748750        0.89655180
        Class B Notes                              0.99372570        0.98990580

        Redraw Bond - series 1                          -                   -
        Redraw Bond - series 2                          -                   -

--------------------------------------------------------------------------------


QUARTERLY CASHFLOW WORKING SHEET
--------------------------------
                                                                 Per Certificate     Aggregate
                                                                        $                $
                                                                 ---------------  --------------
       Finance Charge Collections                                                  40,592,988.97
       Finance Charge Collections - Repurchases                                         2,536.45
       Finance Charge Damages                                                               -
       Income due to Seller                                                                 -
       Other Income                                                                 1,786,659.20

     PRELIMINARY INCOME AMOUNT                                                     42,382,184.62
       Taxes                                                                           86,689.69
       Trustee Fee                                                                     41,052.63
       Security Trustee Fee                                                                 -
       Manager Fee                                                                    163,923.41
       Servicing Fee                                                                1,366,028.44
       Liquidity Commitment Fee                                                        10,575.52
       Redraw Commitment Fee                                                            9,349.32
       Support Facility Payments                                                    2,685,585.80
       Support Facility Receipts                                                            -
       Expenses                                                                        46,948.73
       Previous Unpaid Facility Int Chg - Liquidity                                         -
       Liquidity Interest Charge + Previous Unpaid                                    247,198.25
       Previous Unpaid Facility Int Chg  - Redraw Facility                                  -
       Redraw Interest Charge + Previous Unpaid                                             -
       Repayment of Liquidity Facility                                             15,581,686.35
       TOTAL INTEREST AMOUNT  - CLASS A-1 NOTES                                    29,099,044.35
                              - Class A-2 Notes                                     6,173,240.00
                              - Class B Notes                                         450,408.60
                              - Redraw Bonds -  series 1                                    -
                              - Redraw Bonds -  series 2                                    -

     REQUIRED INCOME AMOUNT                                                        55,961,731.09

     Income Shortfall                                                              13,579,546.47
     Liquidity Facility Draw                                                       13,579,546.47

     Principal Chargeoff Unreimbursement                                                    -
     Principal Chargeoff                                                                    -
     Total Principal Chargeoff Reimbursement Due                                            -

PAYMENT ALLOCATION CASCADE

       PRELIMINARY INCOME AMOUNT                                                   42,382,184.62
       Liquidity Facility Draw                                                     13,579,546.47

     AVAILABLE INCOME AMOUNT                                                       55,961,731.09



                                                                                                                          Monthly
                                                                               Due      Available            Paid      Allocation
                                                                     -------------  -------------   -------------   -------------
       Taxes                                                             86,689.69  55,961,731.09       86,689.69       86,689.69
       Trustee Fee                                                       41,052.63  55,875,041.40       41,052.63       41,052.63
       Security Trustee Fee                                                   -     55,833,988.77            -               -
       Manager Fee                                                      163,923.41  55,833,988.77      163,923.41      163,923.41
       Servicing Fee                                                  1,366,028.44  55,670,065.36    1,366,028.44    1,366,028.44
       Liquidity Commitment Fee                                          10,575.52  54,304,036.92       10,575.52       10,575.52
       Redraw Commitment Fee                                              9,349.32  54,293,461.40        9,349.32        9,349.32
       Support Facility Payments                                      2,685,585.80  54,284,112.08    2,685,585.80    2,685,585.80
       Support Facility Receipts                                              -     51,598,526.28            -               -
       Expenses                                                          46,948.73  51,598,526.28       46,948.73       46,948.73
       Liquidity Interest Charge                                        247,198.25  51,551,577.55      247,198.25      247,198.25
       Repayment of Liquidity Facility                               15,581,686.35  51,304,379.30   15,581,686.35   15,581,686.35

       Interest Amount Payable - Redraw Facility                              -     35,722,692.95            -                 -
                               - Class A-1 Notes                     29,099,044.35  35,722,692.95   29,099,044.35    29,099,044.35
                               - Class A-2 Notes                      6,173,240.00   6,623,648.60    6,173,240.00     6,173,240.00
                                 - Redraw Bonds - series 1                    -        450,408.60            -                -
                                 - Redraw Bonds - series 2                    -        450,408.60            -                -
                                 - Class B Notes                       450,408.60     450,408.60      450,408.60       450,408.60
     Total Principal Chargeoff Reimbursement                                  -             0.00            -               -

     EXCESS DISTRIBUTION                                                                                     0.00             0.00

     Unpaid Facility Int Chg  - Liquidity                                                                    -
                              - Redraw                                                                       -

     Unpaid Security Interest Amount - Class A-1 Notes                                                       -
                                     - Class A-2 Notes                                                       -
                                     - Class B Notes                                                         -
                                     - Redraw Bonds - series 1                                               -
                                     - Redraw Bonds - series 2                                               -

     FACILITIES OUTSTANDING
     Liquidity Commitment Facility Limit                                                            58,000,000.00
     Beginning Liquidity Commitment Facility                                                        42,418,313.65
     Previous Liquidity Facility Draw                                                               15,581,686.35
     Repayment of Liquidity Facility                                                                15,581,686.35
     Liquidity Facility Draw                                                                        13,579,546.47
     Ending Liquidity Commitment Facility                                                           44,420,453.53

     Redraw Commitment Facility Limit                                                               50,000,000.00
     Beginning Redraw Commitment Facility                                                           50,000,000.00
     Previous Redraw Facility Draw                                                                           -
     Previous Redraw Facility Draw - Chargeoffs                                                              -
     Repayment of Redraw Facility                                                                            -
     Repayment of Unreimbursed Chargeoffs                                                                    -
     Redraw Facility Draw - Unreimbursed Chargeoffs                                                          -
     Redraw Facility Available to Draw                                                              50,000,000.00
     Redraw Facility Draw                                                                                    -
     Ending Redraw  Commitment Facility                                                             50,000,000.00


INTEREST AND PRINCIPAL DISTRIBUTION  WORKSHEET

                                                                           Per Certificate        Aggregate
                                                                                  $                   $
                                                                           ---------------     ---------------

 INTEREST AMOUNT
     CLASS A-1 NOTES
     Unpaid Security Interest Amount (after last Distribution Date)                                     -
     Interest on  Unpaid Security Interest Amount                                   -                   -
     Security  Interest Amount                                                  2,744.68        29,099,044.35
     Total Interest Amount                                                                      29,099,044.35

     Unpaid Security Interest Amount (after last Distribution Date)                                      -
     Interest on  Unpaid Security Interest Amount                                                        -
     Security  Interest Amount                                                                   29,099,044.35
     Interest Amount Payable                                                    2,744.68         29,099,044.35
     Unpaid Security Interest Amount                                                                      -


     CLASS A-2 NOTES
     Unpaid Security Interest Amount (after last Distribution Date)                                       -
     Interest on  Unpaid Security Interest Amount                                   -                     -
     Security  Interest Amount                                                   1,543.31         6,173,240.00
     Total Interest Amount                                                                        6,173,240.00

     Unpaid Security Interest Amount (after last Distribution Date)                                       -
     Interest on  Unpaid Security Interest Amount                                                         -
     Security  Interest Amount                                                                    6,173,240.00
     Interest Amount Payable                                                     1,543.31         6,173,240.00
     Unpaid Security Interest Amount                                                                      -


     CLASS B NOTES
     Unpaid Security Interest Amount (after last Distribution Date)                                        -
     Interest on  Unpaid Security Interest Amount                                    -                     -
     Security  Interest Amount                                                   1,668.18            450,408.60
     Total Interest Amount                                                                           450,408.60

     Unpaid Security Interest Amount (after last Distribution Date)                                        -
     Interest on  Unpaid Security Interest Amount                                                          -
     Security  Interest Amount                                                                       450,408.60
     Interest Amount Payable                                                     1,668.18            450,408.60
     Unpaid Security Interest Amount                                                                       -


     REDRAW BONDS - SERIES 1
     Unpaid Security Interest Amount (after last Distribution Date)                                        -
     Interest on  Unpaid Security Interest Amount                                    -                     -
     Security  Interest Amount                                                       -                     -
     Total Interest Amount                                                                                 -

     Unpaid Security Interest Amount (after last Distribution Date)                                        -
     Interest on  Unpaid Security Interest Amount                                                          -
     Security  Interest Amount                                                                             -
     Interest Amount Payable                                                         -                     -
     Unpaid Security Interest Amount                                                                       -


     REDRAW BONDS - SERIES 2
     Unpaid Security Interest Amount (after last Distribution Date)                                        -
     Interest on  Unpaid Security Interest Amount                                    -                     -
     Security  Interest Amount                                                       -                     -
     Total Interest Amount                                                                                 -

     Unpaid Security Interest Amount (after last Distribution Date)                                        -
     Interest on  Unpaid Security Interest Amount                                                          -
     Security  Interest Amount                                                                             -
     Interest Amount Payable                                                         -                     -
     Unpaid Security Interest Amount                                                                       -






                                     Page 5

                                                                           Per Certificate         Aggregate
                                                                                  $                    $
                                                                           ---------------     ----------------
     PRINCIPAL AMOUNT
     Principal Collections                                                                       130,464,362.88
     Principal Collections - Repurchases                                                              96,515.85
       less Repayment Of Redraw Facility                                                                   -
       less Total Customer Redraw                                                                (14,079,855.19)
       plus Redraw Facility Draw                                                                           -
       plus Redraw Bonds Issue this month                                                                  -
       Aggregate Principal Damages from Seller & Servicer                                                  -

       Principal Chargeoff Reimbursement - Class B Notes                                                   -
                                         - Class A-1 Notes                                                 -
                                         - Class A-2 Notes                                                 -
                                           - Redraw Bonds - Series 1                                       -
                                           - Redraw Bonds - Series 2                                       -
                                           - Redraw Facility                                               -

       Principal rounding b/f                                                                              2.00

       Scheduled Principal Amount                                            8,409,674.01

       Scheduled Principal Amount less redraws                               8,409,674.01

       Unscheduled Principal Amount - Partial Prepayment                    85,169,364.25
       Unscheduled Principal Amount - Full Prepayment                       36,981,840.47
       Unscheduled Principal Amount - less redraws + C/O Reim              108,071,349.53

       Total Available Principal Amount for Redraw Bonds                                        116,481,025.54

       Principal Distribution - Redraw Bonds - Series 1                              -                    -
       Principal Distribution - Redraw Bonds - Series 2                              -                    -

       Principal rounding b/f                                                                              2.00
       Total Unscheduled Principal Amount                                                        108,071,349.53
       Total Scheduled Principal Amount                                                            8,409,674.01
       Total Available Principal Amount for Notes                                                116,481,025.54

       PRINCIPAL ALLOCATION
       Class A Percentage via Stepdown                                                 100%                  50%
       Class A Available Principal Payment
               Class A-1 Principal Payment                                        9055.23         96,003,607.36
               Class A-2 Principal Payment                                        5093.57         20,374,280.00
      Class B Principal Payment                                                    381.99            103,137.30

      Principal rounding c/f                                                                               0.88

      Outstanding Principal - beginning period                                                 2,191,650,031.90
         less Principal Repayment                                                               (130,560,878.73)
         plus Total Customer Redraw                                                               14,079,855.19
         less Principal Losses                                                                             -
      Outstanding Principal - Closing period                                                   2,075,169,008.36


      PRINCIPAL LOSSES
      Principal Losses                                                                                     -
         Principal Draw Amount - Pool Mortgage Insurance
         Policy                                                                                            -
         Principal Draw Amount - Individual Mortgage Insurance Policy                                      -
     Net Principal Losses                                                                                  -

     Principal Chargeoff - Class B Notes                                                                   -
                         - Class A-1 Notes                                                                 -
                         - Class A-2 Notes                                                                 -
                           - Redraw Bonds Series 1                                                         -
                           - Redraw Bonds Series 2                                                         -
                           - Redraw Facility                                                               -

     CLASS A-1 NOTES
     Beginning Unreimbursed Principal Chargeoffs                                                           -
     Principal Chargeoff                                                                                   -
     Principal Chargeoff Reimbursement                                                                     -
     Ending Unreimbursed Principal Chargeoffs                                                              -

     CLASS A-2 NOTES
     Beginning Unreimbursed Principal Chargeoffs                                                           -
     Principal Chargeoff                                                                                   -
     Principal Chargeoff Reimbursement                                                                     -
     Ending Unreimbursed Principal Chargeoffs                                                              -


                                     Page 6


                                                                           Per Certificate         Aggregate
                                                                                  $                    $
                                                                           ---------------     ----------------

     CLASS B NOTES
     Beginning Unreimbursed Principal Chargeoffs
                                                                                                            -
     Principal Chargeoff
                                                                                                            -
     Principal Chargeoff Reimbursement
                                                                                                            -
     Ending Unreimbursed Principal Chargeoffs
                                                                                                            -

     REDRAW BONDS - SERIES 1
     Beginning Unreimbursed Principal Chargeoffs                                                            -
     Principal Chargeoff                                                                                    -
     Principal Chargeoff Reimbursement                                                                      -
     Ending Unreimbursed Principal Chargeoffs                                                               -

     redraw bonds - series 2
     Beginning Unreimbursed Principal Chargeoffs                                                            -
     Principal Chargeoff                                                                                    -
     Principal Chargeoff Reimbursement                                                                      -
     Ending Unreimbursed Principal Chargeoffs                                                               -

     REDRAW FACILITY
     Beginning Unreimbursed Principal Chargeoffs                                                            -
     Principal Chargeoff                                                                                    -
     Principal Chargeoff Reimbursement                                                                      -
     Ending Unreimbursed Principal Chargeoffs                                                               -



INVESTORS BALANCE OUTSTANDING WORKSHEET
---------------------------------------
                                                                                   Aggregate               Aggregate
                                                                                      US$                     A$
                                                                                ----------------       -----------------

     CLASS A-1 NOTES
     Initial Invested Amount                                                    1,060,200,000.00       1,884,800,000.00
       previous Principal Distribution                                             55,673,752.50          98,975,560.00
       Principal Distribution for current period                                   54,002,029.14          96,003,607.36
     Total Principal Distribution to date                                         109,675,781.64         194,979,167.36
     Beginning Invested Amount                                                  1,004,526,247.50       1,785,824,440.00
     Ending Invested Amount                                                       950,524,218.36       1,689,820,832.64
     Unreimbursed Principal Chargeoffs                                                      -                      -
     Beginning Stated Amount                                                    1,004,526,247.50       1,785,824,440.00
     Ending Stated Amount                                                         950,524,218.36       1,689,820,832.64


     CLASS A-2 NOTES
     Initial Invested Amount                                                                             400,000,000.00
       previous Principal Distribution                                                                    21,005,000.00
       Principal Distribution for current period                                                          20,374,280.00
     Total Principal Distribution to date                                                                 41,379,280.00
     Beginning Invested Amount                                                                           378,995,000.00
     Ending Invested Amount                                                                              358,620,720.00
     Unreimbursed Principal Chargeoffs                                                                             -
     Beginning Stated Amount                                                                             378,995,000.00
     Ending Stated Amount                                                                                358,620,720.00


     CLASS B NOTES
     Initial Invested Amount                                                                              27,000,000.00
       previous Principal Distribution                                                                       169,406.10
       Principal Distribution for current period                                                             103,137.30
     Total Principal Distribution to date                                                                    272,543.40
     Beginning Invested Amount                                                                            26,830,593.90
     Ending Invested Amount                                                                               26,727,456.60
     Unreimbursed Principal Chargeoffs                                                                             -
     Beginning Stated Amount                                                                              26,830,593.90
     Ending Stated Amount                                                                                 26,727,456.60


     REDRAW BONDS - SERIES 1
     Previous Initial Invested Amount                                                                              -
     Initial Invested Amount                                                                                       -
       Principal Distribution (after last Distribution Date)                                                       -
       Principal Distribution for current period                                                                   -
     Total Principal Distribution to date                                                                          -
     Beginning Invested Amount                                                                                     -
     Ending Invested Amount                                                                                        -
     Unreimbursed Principal Chargeoffs                                                                             -
     Beginning Stated Amount                                                                                       -
     Ending Stated Amount                                                                                          -

     REDRAW BONDS - SERIES 2
     Previous Initial Invested Amount                                                                              -
     Initial Invested Amount                                                                                       -
       Principal Distribution (after last Distribution Date)                                                       -
       Principal Distribution for current period                                                                   -
     Total Principal Distribution to date                                                                          -
     Beginning Invested Amount                                                                                     -
     Ending Invested Amount                                                                                        -
     Unreimbursed Principal Chargeoffs                                                                             -
     Beginning Stated Amount                                                                                       -
     Ending Stated Amount                                                                                          -



                                     Page 8


                                                                                   Aggregate               Aggregate
                                                                                      US$                     A$
                                                                                ----------------       -----------------

     AVERAGE MONTHLY PERCENTAGE
     Current Balance of Arrears greater than 60 Days                                                       2,419,199.73
     Current Outstanding Loan Balance                                                                  2,075,169,008.36
     Average Monthly Percentage                                                                                    0.00
     Monthly Percentage - Current Period                                                                           0.00
     Monthly Percentage Month 2                                                                                    0
     Monthly Percentage Month 3                                                                                    -
     Monthly Percentage Month 4                                                                                    -
     Monthly Percentage Month 5                                                                                    -
     Monthly Percentage Month 6                                                                                    -
     Monthly Percentage Month 7                                                                                    -
     Monthly Percentage Month 8                                                                                    -
     Monthly Percentage Month 9                                                                                    -
     Monthly Percentage Month 10                                                                                   -
     Monthly Percentage Month 11                                                                                   -
     Monthly Percentage Month 12                                                                                   -

     STEPDOWN CONDITIONS
     Years since initial Determination Date                                                                        0.75
     Required Subordinated Percentage                                                                              -
     Available Subordinated Percentage                                                                             0.01
     Aggregate Unreimbursed Principal Chargeoffs                                                                   -
     Required Class B Stated Amount Outstanding                                                            5,712,000.00
     Year < 5, 2% Avg Mo. Perc, Unreim C/O Maximum                                                         8,100,000.00
     Year < 5, 4% Avg Mo. Perc, Unreim C/O Maximum                                                         2,700,000.00
     5 <= Year < 6, Unreim C/O Maximum                                                                     8,100,000.00
     6 <= Year < 7, Unreim C/O Maximum                                                                     9,450,000.00
     7 <= Year < 8, Unreim C/O Maximum                                                                    10,800,000.00
     8 <= Year < 9, Unreim C/O Maximum                                                                    12,150,000.00
     9 <= Year, Unreim C/O Maximum                                                                        13,500,000.00
     Stepdown Condition less than 5 years                                                                      TRUE
     Stepdown Condtion greater than & equal to 5 years                                                         FALSE
     Year >= 5, 2% Avg Mo. Perc, Unreim C/O Maximum                                                            TRUE
     Year - Stepdown Condition Test
     5                                                                                                         TRUE
     6                                                                                                         TRUE
     7                                                                                                         TRUE
     8                                                                                                         TRUE
     9                                                                                                         TRUE
     Year - Stepdown Class A Criteria                       FALSE               TRUE                    Class A Percentage
     0                                                           1                  0.5                           0.50
     1                                                           1                  0.5                           0.50
     2                                                           1                  0.5                           0.50
     3                                                           1                  0                             -
     4                                                           1                  0                             -
     5                                                           1                  0.7                           1.00
     6                                                           1                  0.6                           1.00
     7                                                           1                  0.4                           1.00
     8                                                           1                  0.2                           1.00
     9                                                           1                  0                             1.00
     10                                                          0                  0                             -



     STEPUP CONDITIONS

     Step-up Date                                                                                       December 18, 2007
     Stepup margin - Class A-1 Notes                                                                             0.57240%
                   - Class A-2 Notes                                                                              0.7000%


                                                                    EXHIBIT 99.2


                    Form 6-K Required Collateral information

                         Series 2000-2G Medallion Trust


        Series 2000-2G Medallion Trust Data as at opening of business on the preceding determination date of March 1, 2001



OUTSTANDING MORTGAGE BALANCE (AUD)
----------------------------------

                                                         Amount          WAC
                                                  -------------       -------

   - Variable Rate Housing Loans                 $1,546,213,580        7.26%
   - Fixed 1 Year                                   $82,261,332        6.84%
   - Fixed 2 Year                                  $246,129,499        7.09%
   - Fixed 3 Year                                  $105,297,490        7.09%
   - Fixed 4 Year                                   $91,136,273        7.59%
   - Fixed 5 Year                                    $7,858,032        7.68%

   Total Pool                                    $2,078,896,206        7.23%







DELINQUENCY INFORMATION
-----------------------

                       No. of Loans   %of Pool   AUD amount of Loans   % of Pool
                       ------------   --------   -------------------   ---------

    31-60 days             22           0.11%      $2,870,749.78         0.14%
    61-90 days             11           0.06%      $1,162,770.74         0.06%
    90+ days               10           0.05%      $1,256,428.99         0.06%

Mortgagee In Possession     0           0.00%          $0.00             0.00%